TAGALDER  (2000) INC.
                        (FORMERLY TAGALDER INCORPORATED)
                 THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

              PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

     The undersigned shareholder of Tagalder (2000) Inc. (hereinafter referred to as "the Corporation") hereby appoints Roger Lam or, failing him, Edward Chan or, failing him, L. Murray Eades or, ____________________________ to attend and act for and on behalf of the undersigned at the Annual General Meeting of the shareholders of the Corporation to be held on November 8, 2002 and at any adjournment thereof and the shares represented by this proxy are specifically directed to be voted as indicated below:

1. On the election of directors nominated by management as set forth in the accompanying management information circular.

     In  favour:  ____________________      Withhold:_________________

2. On the appointment of auditors for the Corporation and authorizing the directors of the Corporation to fix their remuneration:

     In  favour:  ____________________      Withhold:_________________

3. On the approval of an ordinary resolution described in the accompanying management information circular authorizing the directors to issue up to 15,000,000 common shares of the Corporation, from time to time, pursuant to one or more private placements:

     In  favour:  ____________________      Withhold:_________________

     This proxy will be voted and, where a choice is specified, will be voted as directed. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY
AUTHORITY  AND  WILL  BE  VOTED  IN  FAVOUR  OF  THE  MATTERS REFERRED TO ABOVE.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENT TO OR ANY VARIATION OF ANY MATTER IN THE NOTICE OF THE MEETING AND/OR IN RESPECT OF ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSON DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES ABOVE.

     DATED  this  ______day  of  ___________________,  2002


                    ___________________________
                    Signature  of  Shareholder

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                        NOTES TO THE INSTRUMENT OF PROXY
                        --------------------------------

1. The Instrument of Proxy shall not be valid unless it is dated and signed by the shareholder or his Attorney duly authorized by him in writing or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If the Instrument of Proxy is executed by an attorney for an individual shareholder or joint shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney as the case may be or a notarial copy thereof should accompany the proxy instrument.

2. The instrument appointing a proxy together with the authority, if any, under which it is signed, shall be deposited at the office of the Corporation, Box 83027, 34A Avondale Blvd., Bramalea, Ontario, L6T 5N3, and must be received at that office not later than the close of business November 6, 2002 or, if the meeting is adjourned, 48 hours (excluding weekends) before any adjournment of the meeting.